GLOBAL WARMING SOLUTIONS, INC.

June 21, 2021

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re: Staff Letter date June 10, 2021 in Response to Global Warming Solutions, Inc.

Amendment No. 3 to Registration Statement on Form 10-12G Filed May 25, 2021

File No. 000-53170

Staff:

In response to the letter dated June 10, 2021 in regards to Amendment #3 of the Form 10 filed by Global Warming Solutions, Inc., we submit the following responses:

Item 1. Business

Business Strategy

Industry Overview, page 6

1. We note your response and amended disclosures in response to our prior comment 3, 4 and 5, and that you believe these comments are moot as you have shut down the website www.cbd.biz, transferred the asset from your ownership, and divested and discontinued all of your operations pertaining to CBD sales. However, your May 4, 2021 press release states otherwise where you state that Green Holistic Solutions, Inc., which according to your disclosure on page F-25 is the entity you transferred the website www.cbd.biz to, is your "Agricultural Subsidiary" that is operating in the "cannabis space" and is "currently revenuing." Your press release also states that you intend to spin-off Green Holistic Solutions, Inc., but that you will have a "majority ownership" in Green Holistic Solutions, Inc. following the spin-off. However, there is no mention of this event in your registration statement or your most recent quarterly report on Form 10-Q. As a result, considering you appear to have transferred these assets to your majority-owned subsidiary, these comments continue to be applicable. Please revise or tell us why you believe you are not required to do so.

Management continues to believe this matter is moot, and any further discussion would create confusion amongst our shareholders. We are fully reporting and in have filed the appropriate Form 10Q recently that fully discloses our elimination of selling any CBD products. To readdress in a future filing would only create confusion. In further response to Staff’s comment, the timing of the matter, the press release dated May 4, 2021, the questions by staff previously received around that time, and new management’s understanding of the situation and decision to eliminate the business AFTER the PR was released is unfortunate. Our Form 10Q filed afterwards addressed management’s decision to eliminate CBD sales.

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Description of Business

Patents, Trademarks, Trade Secrets and Other Intellectual Property, page 7

2. Your disclosure has been revised to refer to your patented turbine technology. If this technology is the same as what was described in your press releases dated May 11 and 26, 2021, please revise your disclosure to clarify who holds the patent to this technology and the terms of your licensing arrangement, as your press release suggests that you are licensing it from Dr. Yuri Abramov. File the license agreement as an exhibit to your registration statement or your next periodic report. Please also elaborate upon the seemingly related letter of intent you refer to on the same page to explain the purpose and terms of the letter of intent.

We have updated our filing to read as provided below. Specifically, we have removed the language discussing the same LOI that is now a license agreement. We will file the license agreement with our next periodic report on Form 10Q for the period ending June 30, 2021.

Principal Products

Currently the company has initiated research and development on Hydrogen Fuel Cell Batteries which they expect to compete directly with the current Lithium-Ion market.

Patents, Trademarks, Trade Secrets, and Other Intellectual Property

In order to generate revenue from royalties and consulting, we have been developing technologies for future use and development. There are no assurances any of these items currently identified as research and development will materialize or generate revenue for the Company.

We intend to file a provisional patent with the U.S. Patent Office in the first quarter of 2021 titled Hydrogen Supply Way and Device… This patent will cover intellectual property developed by us in expanding our business opportunities as discussed under Recent Events.

We have created various formulas and processes we intend to patent and/or copyright for future use and licensing. The following list comprise our intellectual property:

Pick-Up-Oil – is a proprietary carbon sorbent for oil collection. Under the process, the airborne sorbent is discharged in the oil slick and after absorbing the oil is collected. The product is then extracted from the oil and available for secondary use.

Hybrid Electrochemical Energy System – is a patented battery system employing advanced manufacturing techniques for solid state electrolytes. With large capacity anode due to special design creating higher specific energy due to air oxygen acting as a depolarizer we expect much quicker charging times and far cheaper manufacturing costs.

Exclusive Rights License Technology

Turbine Energy Project – is a patented turbine technology that increases the efficiency of electrical power production triggered by wind. Lift force is generated with relatively low wind force and utilizes changes in temperature and density to generate equivocal force throughout thus creating perpetual flow.

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Item 4. Security Ownership of Certain Beneficial Owners and Management, page 24

3. Please clarify why the amount of your shares beneficially owned by Paul Rosenberg and Michael Hawkins were reduced in aggregate by 858,088 shares between now and when you filed your prior amendment on April 7, 2021. We were unable to locate the reason for these changes in your disclosure.

When updating the Beneficials Owners section during the Amendment #3 drafting of the Form 10, we failed to include ownership shares of one of the entities under Mr. Hawkins control. There has been no change in beneficial ownership for Mr. Hawkins. Since last reported Mr. Rosenberg has returned 50,000 from street name increasing his shares in book form held by the Company’s stock transfer agent. This has been updated in the Form 10 to read as seen below. NOTE: Neither Paul Rosenberg or Michael Hawkins are a part of our management team, nor hold any position of authority in the Company. Either are free to move their shares into street form which we are unable to track. Mr. Hawkins and Mr. Rosenberg are each individually responsibility to ensure they are in compliance with SEC rules as an affiliate when selling shares; however, this does not prevent them from putting in street name, and as such are listed under CEDE in our official reports from our stock transfer agent, in which we would have no way of validating or verifying any additional ownership. Both are free to buy and sell on the market so long as they comply with rules as an affiliate. While neither of them were originally 5% owners of the Company, due to all the recent cancellations of stock and the conversion of the debt, they have become affiliates and have been duly notified of their status.

Beneficial Ownership
Name and Address of Beneficial Owner	Common Shares Owned	Total Shares Calculated as Percentage of Ownership
Paramount Trading Company[3]	2,041,740	10.08%
Artem Madatov	1,250,000	6.17%
Paul Rosenberg	2,405,885	11.88%
Michael Hawkins[1]	2,524,505	12.46%
Alexander Kornaraki	1,250,000	6.17%
Dimitry Kosynkin	1,250,000	6.17%
Total as a group[2]	10,722,130	52.95%

You may contact the Law Offices of Carl G. Hawkins at 904-748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Michael Pollastro

President

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